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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paces Battle Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4414 Paces Battle Group, Inc.
(No. and Street)

Atlanta	**GA**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Brown **(404) 683-1027**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/3

BB 3/8

OATH OR AFFIRMATION

I, **Frank W. Brown**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Paces Battle Group, Inc., as

of **December 31**, **2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank W. Brown
Signature

Managing Director
Title

Carolyn S. Rubio 2/25/10
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PACES BATTLE GROUP, INC.
Financial Statements
December 31, 2009
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Paces Battle Group, Inc.

We have audited the accompanying balance sheet of Paces Battle Group, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paces Battle Group, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 24, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PACES BATTLE GROUP, INC.
BALANCE SHEET
December 31, 2009

ASSETS

Cash and cash equivalents	$	799,629
Deposit with clearing broker		20,000
Due from officers		65,847
Prepaid expenses and other assets		7,536
Total Assets	$	893,012

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	7,000
Commissions payable		65,831
Accrued settlement		150,000
Total Liabilities		222,831
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		499,990
Retained earnings		170,181
Total Stockholder's Equity		670,181
Total Liabilities and Stockholder's Equity	$	893,012

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUES	
Advisory fees – mergers and acquisitions	$ 107,881
Other advisory fees	114,918
Interest	1,155
Total revenues	223,954
GENERAL AND ADMINISTRATIVE EXPENSES	
Fees to related party	56,039
Employee compensation and benefits	262,704
Occupancy	53,811
Other operating expenses	270,936
Total expenses	643,490
NET LOSS BEFORE INCOME TAXES	(419,536)
INCOME TAX EXPENSE	-
NET LOSS	$ (419,536)

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (419,536)
Adjustments to reconcile net loss to net cash used in operations:	
Reserve for settlement	150,000
Loss on abandonment of property and equipment	71,342
Depreciation and amortization	6,206
Increase in accounts receivable	(8,795)
Decrease in accounts payable	(1,653)
Increase in prepaid expenses and other assets	(7,536)
Decrease in payable to parent	(54,795)
Increase in commissions payable	11,790
NET CASH USED BY OPERATING ACTIVITIES	(252,977)
CASH FLOW FROM INVESTING ACTIVITIES:	
Sale of securities available for sale	502,500
NET CASH PROVIDED BY INVESTING ACTIVITIES	502,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	249,523
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	570,106
End of year	$ 819,629
SUPPLEMENTAL CASH FLOWS DISCLOSURE:	
Net book value of property and equipment abandoned	$ 71,342

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock		Paid-In	Retained	
	Shares	Amt	Capital	Earnings	Total
Balance, December 31, 2008	1,000	$ 10	$ 499,990	$ 589,717	$1,089,717
Net loss				(419,536)	(419,536)
Balance, December 31, 2009	1,000	$ 10	$ 499,990	$ 170,181	$ 670,181

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Paces Battle Group, Inc. (the "Company"), a Georgia corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in October 2001 and is a wholly-owned subsidiary of Silverton Financial Services, Inc. ("Parent"). In May 2009, the Parent declared bankruptcy under Chapter 7 of the Bankruptcy Code.

The Company provides investment banking and investment advisory services for customers located primarily in the south eastern United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes: The Company is included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent.

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

During 2009, the Parent declared bankruptcy. The consolidated group is believed to have substantial tax losses. Accordingly, no income tax benefit will accrue to the Company for its tax loss incurred for 2009.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Advisory fees are recorded as set forth in the engagement letter upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $596,798 which was $546,798 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .37 to 1.0.

NOTE C – CONCENTRATIONS

Approximately 60% of the investment banking revenues were earned from three customers during 2009.

NOTE D – RELATED PARTIES

The Company earned approximately $72,000 of advisory fee revenues from its Parent. The Company had a Support and Services Agreement with Silverton Bank whereby certain of Silverton Bank's employees provided certain human resources, accounting, internal audit and compliance services to the Company in exchange for a monthly service fee and also provided systems development and information technology support services, as needed, for a fee based on the estimated cost of providing such services. Total fees paid to Silverton Bank for these services in 2009 were approximately $76,000.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE D – RELATED PARTIES (CONTINUED)

The advances to officers are due on demand and were repaid during January 2010.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (125,000)
Deferred income tax expense	125,000
Income tax expense	$ -

Deferred taxes arise from the loss incurred for 2009.

The Company is included in the consolidated income tax returns of the Parent and the Parent is bankrupt at December 31, 2009 and being liquidated. Therefore, the tax loss incurred for 2009 will have no carryback or carryforward benefits.

The Financial Accounting Standards Board (FASB) has issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return including positions that the organization is exempt from income taxes or not subject to income taxes on unrelated business income.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible or probable, respectively, that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies. The Company adopted FIN 48 in its 2009 annual financial statements. Management believes that there is no significant impact from FIN 48 on its financial position and results of operations.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PACES BATTLE GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2009

NET CAPITAL:

Total stockholder's equity	$ 670,181
Less nonallowable assets:	
Accounts receivable	(65,847)
Prepaid expenses and other assets	(7,536)
	(73,383)
Net capital before haircuts	596,798
Less haircuts	-
Net capital	596,798
Minimum net capital required	50,000
Excess net capital	$ 546,798
Aggregate indebtedness	$ 222,831
Net capital based on aggregate indebtedness	$ 14,855
Ratio of aggregate indebtedness to net capital	.37 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

Net capital as reported in Part IIA of Form X-17a-5	$ 653,360
Audit adjustments:	
To accrue litigation settlement liability	(150,000)
To remove income tax liabilities	93,438
Net capital as reported above	$ 596,798

PACES BATTLE GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Paces Battle Group, Inc.

In planning and performing our audit of the financial statements of Paces Battle Group, Inc., for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Paces Battle Group, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

January 23, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC